EXHIBIT 99.3

March 19, 2013

TO:	British Columbia Securities Commission Ontario Securities Commission Alberta Securities Commission TSX Venture Exchange

Dear Sirs/Mesdames:

Re:     Coral Gold Resources Ltd. (the "Company")

We have read the Change of Auditors Notice dated March 11, 2013 from the Company (the "Notice") delivered to us pursuant to National Instrument 51-102 - Continuous Disclosure Obligations.

In this regard, we confirm that we are in agreement with the statements in the Notice based on our knowledge of the Company.

Yours truly,

MANNING ELLIOTT LLP